SPARTA COMMERCIAL SERVICES, INC.
                               462 SEVENTH AVENUE
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10018
                             Telephone: 212.239.2666
                             Facsimile: 212.239.2822

                                                              November 14, 2005

VIA FAX AND EDGAR

Ms. Margaret Fitzgerald
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:  Sparta Commercial Services, Inc.
     File No. 000-09483
     Form 10-KSB for Year Ended April 30, 2005

Dear Ms. Fitzgerald :

This will acknowledge receipt of your letter of comment dated November 4, 2005 with regard to the above referenced filing. Our responses, which reference your comment numbers, follow.

Comment 1- Response

As described in our response dated October 12, 2005, we charged the cost of the option to operations during the year ended April 30, 2005 after concluding the option did not meet the definition of an asset pursuant to FASB Concept Statement No. 6, paragraph 26(1).

FASB Concept Statement No 6 states that an asset is a probable future economic benefit obtained or controlled by a particular entity as a result of past transactions.(2)

------------------------
(1) SEC letter dated November 4, 2005 refers to paragraph 6 of FASB Concept Statement No. 6

(2)   Financial Concept Statement No. 6, paragraph 25

Per FASB Concept Statement No. 6, assets are required to have all of the following three characteristics:

(a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows,

(b) a particular entity can obtain the benefit and control others' access to it, and

(c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.

As of the date of the financial statements, management determined it was not probable(3) that the option would be exercised and therefore would not contribute directly or indirectly to the Registrant's future economic benefit and resulting net cash inflows to the Registrant. The Registrant accordingly does not believe the option has this characteristic.

The non-exclusive Option agreement by and between the Registrant and the Optionor did not allow for the assignment of the rights to the option, and any acquisition of assets would be subject to the approval of the of the Optionor's shareholders and secured lender, and there was no credit of the option fee (or any portion thereof) towards any purchases of assets acquired by the Registrant as a result of any exercise of the option.

Based upon these restrictions, the Registrant has not received any benefit and cannot control other's access to the assets underlying the Option Agreement. The Registrant accordingly does not believe the option has this characteristic.

The Registrant acknowledges the receipt of an opportunity to acquire vehicle leases at the time the Option Agreement was executed. However, given the limitations imposed by the Option's conditions, including but not limited to, the prohibition against assignment, the restrictions imposed by the Optionee's shareholders and lender, and its non-exclusivity, the Registrant does not believe its rights under the Agreement provide substantive control of the benefit provided by the Optionor and therefore the Registrant accordingly does not believe the option has this characteristic. The Registrant believes the option fee did not meet the definition of an asset, and accordingly, charged the fee to operations during the year ended April 30, 2005.

The Company believes its policy of accounting for option payments is reasonable and in accordance with U.S. generally accepted accounting principles.

Comment 2 - Response

As described in our response to Comment 1, the Registrant has concluded the purchase option is a period expense and SFAS 142, paragraphs 11 to 15 do not apply.

---------------------
(3)   Probable as defined by Financial Concept No. 6, paragraph 25, footnote 18

The Company acknowledges that:

      The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

      Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

      The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

      We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact me at 212.239.2666.

                                        Yours truly,

                                        SPARTA COMMERCIAL SERVICES, INC.

                                        /s/ Anthony L. Havens
                                        ----------------------------------------
                                        Anthony L. Havens
                                        President